FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August 2004


                        Commission File Number 333-13944


                       Mahanagar Telephone Nigam Limited
              _____________________________________________________
             (Exact name of Registrant as specified in its charter)

                                      N/A
                _______________________________________________
                (Translation of Registrant's name into English)


                       12th Floor, Jeevan Bharati Tower-1
                              124 Connaught Circus
                               New Delhi 110 001
                                     India
                    ________________________________________
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F /X/    Form 40-F ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ___      No /X/

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.

     Attached hereto is a copy of the press release dated August 23, 2004.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Mahanagar Telephone Nigam Limited


                                           By    /s/ R.S.P. Sinha
                                             _________________________________
                                           Name:  R.S.P. Sinha
                                           Title: Chairman & Managing Director


Date:  August 31, 2004

   The Board of Directors
   Mahanagar Telephone Nigam Limited
   New Delhi


   LIMITED REVIEW REPORT OF MAHANAGAR TELEPHONE NIGAM LIMITED- Period Ended 30-06-2004.


1. We have reviewed the accompanying statement of unaudited financial results of Mahanagar Telephone Nigam Limited, for the three months period ended 30th June 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. The unaudited financial results of Mumbai, Delhi & MS Units of the company have been reviewed by the other Chartered Accountant firms, who were appointed by the management for the purposes of review of the unaudited financial results of the respective units to be considered in the preparation of results as per clause 41 of the Listing Agreement for the three months ended 30-06-2004.The review reports of the auditors of Mumbai, Delhi & MS Units on three month financial results have been forwarded to us & the same have been suitably dealt within our limited review report on the unaudited financial results of the company for the three month period ended 30th June 2004.

4. Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure -"1" to this report, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.


                                                     For M/s V.K Verma & Co.
                                                       Chartered Accountants



New Delhi                                                  (Brijesh Kumar)
Dated: 23-08-2004                                             Partner

                                    ANNEXURE 1

               ANNEXED TO AND FORMING PART OF THE REVIEW REPORT
          (Referred to in paragraph 4 of our report dated 23-08-2004)

          OBSERVATIONS ON THE UNAUDITED FINANCIAL STATEMENTS FOR THE
                       THREE MONTHS ENDED 30th June 2004


1. MTNL has adopted the following basis for valuing fixed assets and Capital work in progress, which in our opinion, is not in agreement with Accounting Standard - 10 - "Accounting for Fixed Assets", and Accounting Standard - 6 -"Accounting for Depreciation" issued by the Institute of Chartered Accountants of India:

 (a) The overheads are allocated as a percentage of capital expenditure as prescribed by DOT and not on the basis of identification of directly allocable costs.

 (b) Expenditure on replacement of assets, equipments, instruments and rehabilitation work is capitalized, if it results in enhancement of revenue earning capacity, as stated in Significant Accounting Policy. This, being a technical matter, we have placed reliance on the opinion of the management.

 (c) In some cases, replacement cost of existing fixed assets have been capitalized without any adjustments of the relevant costs and written down value of discarded assets from the fixed assets block. Further in respect of various assets (other than exchange equipments) scrapped / decommissioned during the period, the same are not valued at lower of net book value or realizable value and consequent loss, if any, has not been charged to the Profit and Loss Account. (Refer Significant Accounting Policy)

 (d) The installation charges received from the subscribers are accounted as income and not adjusted against the cost thereof.

 (e) In case of Mumbai Unit, the capitalization of various jobs is based on the completion certificates, wherever received, from the concerned engineering department, on which we have placed reliance.

The resultant impact of the above on the value of Fixed Assets, Depreciation and value of Capital Work in progress is not ascertainable, in the absence of relevant data.


2. Following items are accounted on cash basis instead of on accrual basis as required by Section 209 of the Companies Act, 1956.

 (a)  Interest income/liquidated damages where realisability is uncertain.

 (b) Annual recurring charges of amount up to Rs.0.10 Million each for overlapping period.

3. The value of the properties where conveyance/lease deeds remain to be executed remains unascertained. The outstanding liability if any, towards lease rent payable also remains unascertained.

4 (i) MTNL has adopted the basis of valuation of inventories as stated in significant Accounting Policy 3 which is not in accordance with the AS-2 on 'Valuation of Inventories" issued by ICAI which prescribes for valuation of the same at the lower of cost and net resizable value.In view of specialized nature (Service) Industry the net realisable value of the inventories is not ascertainable.

    (ii) In the case of Mumbai Unit, consumption of inventory of WLL handset amounting to Rs.50.00 Lacs (approx.) have not been booked.

    (iii) In the case of Delhi Unit, Inventory of Rs. 14.47 Million for WLL instrument is subject to reconciliation/certificate from the management.

5. The receivables and payables are subject to confirmation, reconciliation and consequent adjustments.

6. The loss due to impairment of assets, if any, has not been ascertained as required by AS-28- "Impairment of Asset" issued by ICAI.

7. Interunit balances are subject to confirmation, reconciliation and necessary adjustment.

8. In the case of corporate office and Mumbai Unit, internal audit reports for the quarter ended 30th June 2004 are not available for our perusal.

9. In the case of Mumbai Unit, no provision has been made in the accounts for disputed sale tax penalties of Rs.10.84 crore for contravention of C Forms declaration as per Sec. 10(d) of CST Act.

10. The balance in Subscribers' Deposit Accounts, Sundry Debtors Control Account, service tax and subsidiary ledgers are subject to reconciliation. The Sundry Debtors Control Accounts and the subsidiary ledgers are subject to reconciliation in respect of the balance in Subscribers' Deposit Accounts, interest accrued/due there on, unlinked receipts from subscribers, advances from subscribers. A thorough reconciliation of the metered and chargeable calls generating revenue has not been conducted.

11. In the case of GSM Mumbai, the Unit has not taken into inventory the value of SIM cards lying with area QCSC.

12. The management has changed the policy of providing for doubtful debts from 3 years to 2 years.

13. The Bank Reconciliation Statements as at 30th June 2004 include the unmatched /unlinked credits and debits entries and balances are subject to confirmation.

14. Loans and advances include:

(a) Rs. 40.70 lacs receivable from Electronics Corporation, of India Limited, which includes liquidated damages Rs. 2.71 lacs, which is unpaid since several years;
(b) Rs. 69.79 lacs paid towards the acquisition of land; pending adjustments for over three years;
(c) Rs. 730.91 lacs recoverable from Hindustan Cables Limited (in excess of provision made);
(d) Dues of Rs.325.85 lacs from United India Periodicals Private Limited/United Data Base (India) Private Limited/Sterling Computers Limited, which are the subject matter of claims and counter claims and subject to such consequential adjustments as may be found necessary; and
(e) Materials given on loan basis Rs.287.49 lacs

    No provision have been made in the accounts for the above items.

15. In the case of the GSM Unit, revenue from prepaid service has been booked on the basis of SIM Card / Recharge coupon sold without considering actual SIM-activation and usage.

16. As per the suspense list, 274516 CDR's of the MS Unit are lying unmatched in the computer billing system, the amount of which is not ascertainable/ascertained.

17. In the case of the GSM Mumbai Unit, reconciliation between number of active connection and billed connection have not been done and its consequential effect on the accounts is not ascertainable.

18. Based on a legal opinion received by the Company, Management is claiming benefit under section 80IA of the Income Tax Act, 1961. The benefit is claimed on operational profit earned by the Company. Provision for Income Tax for the current quarter has been made after considering such benefit.

19. In case of the GSM Mumbai Unit, the amount of provision required for doubtful debts as on 30.6.04 amounting to Rs.42.81 Crores has been ascertained by Management, on which we have placed reliance.

20. As per clarification issued by ICAI, the provision for current tax and deferred tax has been made without considering the impact of Education Cess as the finance bill 2004 was declared on 8th July 2004

21. The overall impact of matters referred to in the foregoing paragraphs on the Statements of Unaudited Financial Results is not determined/unascertainable.




                                                    For M/s V.K Verma & Co.
                                                      Chartered Accountants





New Delhi                                                 (Brijesh Kumar)

Dated: 23-08-2004                                             Partner




                       MAHANAGAR TELEPHONE NIGAM LIMITED
                       ---------------------------------
                         (A Govt. of India Enterprise)
                                                                               Rs in Million
            REVIEWED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30.06.2004
            ----------------------------------------------------------------

------------------------------------------------------------------------------------------------
       !                                           REVIEWED         UNAUDITED         AUDITED
       !                                         -----------------------------------------------
       !                                          Three months    Corresponding     Year ended
S1.No. !              Particulars                    ended        three months of     31.3.2004
       !                                              on          the previous     (Subject to
       !                                           30-06-2004     year ended on        C& AG
       !                                                           30-06-2003         comments)
-------!----------------------------------------------------------------------------------------
       !
1      ! Net Income from Service                      13927.13        14974.79      63695.99
2      ! Other Income                                   708.80          404.37       3143.31
       ! Total Income                                 14635.93        15379.16      66839.30
3      ! Total Expenditure
     a.! Staff Cost                                    4759.10         3363.81      16193.70
     b.! Admn./Operative Expenditure                   2415.04         2146.56      11822.79
     c.! Licence Fee                                   1291.21         1915.28       6429.58
     d.! Revenue Sharing                               1532.33         1980.17       9749.57
4      ! Interest                                       108.30           73.14        346.20
5      ! Depreciation                                  1414.56         2200.31       5437.95
       ! Total                                        11520.54        11679.27      49979.79
6      ! Profit Before Tax                             3115.39         3699.89      16859.51
7      ! Provision for Taxation                        1038.44         1048.74       3753.71
8      !  Provision for Deffered tax                   -262.15          145.08        759.77
9      ! Prior period adjustments                            -               -        841.25
10     ! Net Profit                                     2339.1         2506.07      11504.78
11     ! Paid up equity share capital
       ! Face value of Rs.10/-each.
12     ! Reserves excluding
       ! Revaluation Reserve (As at 31.03.2004)                                     96976.28
       !
13     ! EPS
       ! Basic/Diluted (in Rs.)                           3.71            3.98         18.26
14     ! Aggregate of non-promoter
       ! shareholding:-
     a.! Number of shares                                                          275627260
     b.! Percentage of shareholding                                                   43.75%
---------------------------------------------------------------------------------------------



Notes:

   1 The above results have been reviewed by the Audit Committee & taken on record by the Board of Directors in their meeting held on 26-07-2004.
   2 Previous period / year figures have been regrouped/rearranged wherever necessary.
   3 The status of investor complaints received and disposed off during this quarter ended on 30.06.2004 is as under:
                                                                        (Nos.)

         Complaints pending at the beginning of the quarter                7
         Complaints received during this quarter                         311
         Disposal of Complaints                                          315
         Complaints lying unresolved at the end of the quarter             3

         As per our report of even date

        For V.K Verma & Co                       For and on behalf of the Board
        Chartered Accountants                    of Directors


        (Brijesh Kumar)                                 (R.S.P.Sinha)
        Partner                                   Chairman & Managing Director

        Place:  New Delhi
        Date :  23-08-2004

      REVIEWED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE
                       THREE MONTHS ENDED ON 30/06/2004

                                                                                                                  Rs. in Million
----------------------------------------------------------------------------------------------------------------------------------
    S.NO                               Particulars                               Q 1                Q 1                     Year
                                                                                  1                  1                      Ended
                                                                               2004-05            2003-04                 31.3.2004
                                                                                                                          (Audited)
-----------------------------------------------------------------------------------------------------------------------------------
     1.        Income from Services
                                                                           -------------------------------------------------------

               Basic Services                                                 13,417.88            14,568.71        61,826.14
                                                                           -------------------------------------------------------
               Cellular                                                          509.25               406.08         1,869.85
                                                                           -------------------------------------------------------
               Unallocable                                                            -                    -                -
                                                                           -------------------------------------------------------
                                                                     Total    13,927.13            14,974.79        63,695.99
                                                                           -------------------------------------------------------
               Less: Inter Unit Income                                                -                    -                -
                                                                           -------------------------------------------------------

               Net Income From Services                                       13,927.13            14,974.79        63,695.99

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
     2.        Segment result before interest/
                and Tax
                                                                           -------------------------------------------------------
               Basic Services                                                  2,926.50             3,072.35        15,130.40
                                                                           -------------------------------------------------------
               Cellular                                                          119.84               188.94           495.00
                                                                           -------------------------------------------------------
               Unallocable                                                       177.35               511.74         1,580.32
                                                                           -------------------------------------------------------
                                                                     Total     3,223.69             3,773.03        17,205.71
                                                                           -------------------------------------------------------
               Less: Interest                                                    108.30                73.14           346.20
                                                                           -------------------------------------------------------
               Less: Prior period Items                                               -                    -           841.25
                                                                           -------------------------------------------------------
               Profit before tax                                               3,115.39             3,699.89        16,018.26
                                                                           -------------------------------------------------------
               Less: Provision for Tax                                           776.29             1,193.82         4,513.48
                                                                           -------------------------------------------------------
               Profit after tax                                                2,339.10             2,506.07        11,504.78
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
     3.        Capital Employed
               (Segment Assets - Segment Liabilities)
               Basic Services                                                 41,865.19            47,211.50        42,311.07
               Cellular                                                        1,794.31             1,115.27         1,939.44
               Unallocable                                                    67,590.47            56,073.69        64,660.34
                                                                           -------------------------------------------------------
                                                                     Total   111,249.96           104,400.46       108,910.85
----------------------------------------------------------------------------------------------------------------------------------